(As filed May 25, 2004)

                                                               File No. 70-10207

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

         ---------------------------------------------------------------

                                   FORM U-1/A

                                 Amendment No. 2
                                       to
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

         ---------------------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                              4902 N. Biltmore Lane
                            Madison, Wisconsin 53718

         (Name of company filing this statement and address of principal executive offices)
         ---------------------------------------------------------------

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)

              -----------------------------------------------------

                         F. J. Buri, Corporate Secretary
                           Alliant Energy Corporation
                              4902 N. Biltmore Lane
                            Madison, Wisconsin 53718

                     (Name and address of agent for service)

              -----------------------------------------------------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

   Barbara J. Swan, Executive Vice President       William T. Baker, Jr., Esq.
              and General Counsel                    Thelen Reid & Priest LLP
          Alliant Energy Corporation                     875 Third Avenue
             4902 N. Biltmore Lane                   New York, New York 10022
           Madison, Wisconsin 53718

         The Application/Declaration filed in this proceeding on March 5, 2004, as previously amended and restated in its entirety by Amendment No. 1, filed March 31, 2004, is hereby further amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         -----------------------------------

         1.1 Introduction. Alliant Energy Corporation ("Alliant Energy") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Its principal public-utility subsidiaries are Interstate Power and Light Company ("IP&L"), Wisconsin Power and Light Company ("WP&L"), and South Beloit Water, Gas and Electric Company (collectively, the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide public-utility service to approximately 968,000 electric and 410,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota, and Illinois. Alliant Energy also indirectly holds approximately 25% of the common stock of ATC Management, Inc. and an approximately 25% membership interest in American Transmission Company, LLC, which were formed to acquire, own and manage the Wisconsin transmission assets of Alliant Energy and certain other Wisconsin electric utility companies, and 50% of the issued and outstanding common stock of Wisconsin River Power Company, which owns and operates hydroelectric generating facilities.

         Alliant Energy's direct non-utility subsidiaries include Alliant Energy Corporate Services, Inc., a subsidiary service company, and Alliant Energy Resources, Inc. ("AER"), which serves as the holding company for substantially all of Alliant Energy's non-utility investments and subsidiaries. AER's principal direct subsidiaries are engaged, directly and indirectly through other subsidiaries, in (i) providing environmental consulting and engineering services, (ii) energy-related businesses, including, among others, the brokering and marketing of natural gas, gas supply and fuel management services, steam production and sale, and energy-management services, (iii) owning and/or operating "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), as defined in Sections 32 and 33, respectively, of the Act, (iv) rail transportation, and (v) management of investments in telecommunications.

         As of March 31, 2004, Alliant Energy's consolidated capitalization was as follows:


-----------------------------------------------------------------------------
Common Equity                           $2,392,958,000                  47.8%
-----------------------------------------------------------------------------
Preferred Equity                        $  243,803,000                   4.9%
-----------------------------------------------------------------------------
Long-term Debt*                         $2,160,008,000                  43.1%
-----------------------------------------------------------------------------
Short-term Debt**                       $  208,563,000                   4.2%
-----------------------------------------------------------------------------
                       Total            $5,005,332,000                 100.0%
--------------------------------------------------------------- -------------


     * Includes variable rate demand bonds classified as current.
     **Includes current portion of Long-term Debt.

         1.2 Summary of Requested Approvals. In this Application/Declaration, Alliant Energy is seeking authorization to amend its Restated Articles of Incorporation, as amended ("Restated Articles"), to increase the number of authorized shares of common stock that it may issue from 200 million to 240 million, and to solicit shareholder consents in connection with such amendment for use at its annual shareholders' meeting ("Annual Meeting"), which was held on May 21, 2004 ("Proxy Solicitation").

         Alliant Energy is authorized under its Restated Articles (Exhibit A-1 hereto) to issue 200,000,000 shares of common stock, $0.01 par value per share. As of March 31, 2004, 111,321,380 shares were issued and outstanding. In addition, as of March 31, 2004, 1,734,781 shares of common stock were reserved for issuance under Alliant Energy's Shareowner Direct Plan, 3,730,919 shares were reserved for issuance under its Long-Term Equity Incentive Plan, 3,923,164 shares were reserved for issuance under its 2002 Equity Incentive Plan, 153,289 shares were reserved for issuance under its 401(k) Plan, and 60,431,767 shares were reserved for issuance under its Rights Agreement.1 As a result, there are now only 18,704,700 authorized shares of Alliant Energy common stock that are not reserved and that may be issued for any future business purposes. Accordingly, Alliant Energy's Board of Directors approved for submission to its shareowners at its 2004 Annual Meeting an amendment to the Restated Articles to increase the number of authorized shares of common stock from 200,000,000 to 240,000,000. The form of Articles of Amendment to the Restated Articles is filed herewith as Exhibit A-2.

         Alliant Energy anticipates that it will require in the future a greater number of authorized shares of common stock than is currently available under its Restated Articles to issue new equity to fund its capital expenditure program, including the recently announced domestic regulated generation build-out program.2 However, Alliant Energy is not requesting any new or additional financing authority as part of this Application/Declaration.3

--------------

1    The Commission authorized Alliant Energy (then named Interstate Energy
Company) to implement a Rights Agreement by order dated January 15, 1999 in File No. 70-9401. See Interstate Energy Company, Holding Co. Act Release No. 26965. Under the Rights Agreement, following a triggering event, the outstanding rights (subject to certain limitations) could be exercised by the holders thereof to purchase common stock of Alliant Energy having a value equal to two times the Purchase Price (as defined under the Rights Agreement).
2    In December 2003, Alliant Energy announced that it intends to add a diversified portfolio of approximately 1,600 megawatts nameplate generation in its service area between 2004 and 2010 at an estimated capital cost of $650 million.
3    By order dated October 3, 2001 in File No. 70-9891 (Holding Co. Act Release
No. 27448), as modified by supplemental order dated December 17, 2002 (Holding Co. Act Release No. 27620), Alliant Energy is currently authorized to issue and sell equity and unsecured long-term debt securities from time to time through December 31, 2004 in an aggregate amount at any time outstanding not to exceed $1.5 billion, subject to various limitations and restrictions, and up to 8 million shares of common stock pursuant to its shareowner direct plan and pursuant to incentive compensation and stock-purchase plans maintained for its and its subsidiaries' officers and employees and non-management directors, as they may be amended or extended, and similar plans or plan funding arrangements hereafter adopted. Alliant Energy intends to file a separate application/declaration later in 2004 to restate and extend its financing authorization under the October 3, 2001 order, as previously modified.

         1.3 The Proxy Solicitation. The Commission has heretofore issued an order authorizing the Proxy Solicitation (Holding Co. Act Release No. 27826). The forms of notice of annual meeting, proxy statement, and proxy card are filed herewith as Exhibit B-1. At the Annual Meeting held on May 21, 2004, Alliant Energy's shareholders approved the proposed amendment to the Restated Articles.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

         The total fees, commissions and expenses paid or incurred or to be paid or incurred in connection with the proposed transactions are estimated as follows:

                  Attorneys fees and expenses                  $15,000

                  Other expenses of Proxy Solicitation         $ 6,000
                                                               -------

                           Total                               $21,000


ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

         3.1 General. Sections 6(a) and 7 of the Act are applicable to the proposed amendment to the Restated Articles, and Section 12(e) of the Act and Rules 62 and 65 thereunder are applicable to the Proxy Solicitation.

         3.2 Compliance with Rules 53 and 54. The proposed transaction is also subject to Section 32(h) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or FUCO, as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

         Alliant Energy currently does not meet all of the conditions of Rule 53(a). As of March 31, 2004, Alliant Energy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $518.3 million, or approximately 63.8% of Alliant Energy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2004 ($812.6 million). Although this exceeds the 50% "safe harbor" limitation contained in Rule 53(a), the Commission has authorized Alliant Energy under the October 3, 2001 order, note 3 above, to increase its "aggregate investment" in EWGs and FUCOs to an amount equal to 100% of Alliant Energy's average "consolidated retained earnings."

         Even if the Commission takes into account the capitalization of and earnings from EWGs and FUCOs in which Alliant Energy has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, Alliant Energy has experienced an increase in consolidated common stock equity since September 30, 2001, the end of the quarterly period immediately preceding the issuance of the October 3, 2001 order, due in part to the sale of certain non-regulated businesses (including Alliant Energy's FUCO investments in Australia in April 2003, the sale of its affordable housing and SmartEnergy businesses in mid-2003, and the sale of approximately 94% of its oil and gas exploration and production business in November 2003) and the application of the proceeds to retire more than $800 million of debt; halving the targeted dividend on common stock from $2.00 per share to $1.00 per share; reducing anticipated capital expenditures in 2002 and 2003 (including no new investments in Brazil through 2003); completion of a public offering of 17,250,000 shares of common stock in July 2003, the net proceeds of which (approximately $318 million) were used to make capital contributions to IP&L and WP&L; and implementation of other cost control measures.4

         Finally, the proposed transaction will have no impact on Alliant Energy's consolidated capitalization.

         Since the issuance of the October 3, 2001 order, Alliant Energy has experienced a modest increase in its level of losses from its portfolio of FUCOs. As described in the Application/Declaration in File No. 70-9891, Alliant Energy's share of losses associated with its portfolio of FUCOs in fiscal year 2000 (the last fiscal year prior to issuance of the October 3, 2001 order) totaled approximately $17.7 million, after interest expense, taxes and currency transaction losses. In fiscal years 2001 and 2002, Alliant Energy's share of losses totaled approximately $25.3 million and $26.7 million, respectively. Alliant Energy's losses on its Brazil investments were unexpectedly large in 2002, resulting primarily from the impact of a decline in currency translation rates, as well as from charges related to recovery of the impacts of electricity rationing in Brazil and other prior costs. Since then, energy demand has increased and several rate increases have been approved. In fiscal year 2003, Alliant Energy's share of income was approximately $3.8 million (not including gain from sale of Australian FUCO investments).

         Alliant Energy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Alliant Energy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Alliant Energy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Alliant Energy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Alliant Energy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. In addition, none of the adverse conditions specified in Rule 53(b) exists.5

------------------

ITEM 4.  REGULATORY APPROVALS.
         --------------------

         No state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.

ITEM 5.  PROCEDURE.
         ---------

         The Commission has published a notice under Rule 23 with respect to the filing of this Application/Declaration, together with an order permitting the Proxy Solicitation to commence (Holding Co. Act Release No. 27826), and no hearing has been requested. Alliant Energy requests that the Commission's order approving the proposed transaction be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Alliant Energy hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents to the assistance of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

         A.    EXHIBITS.
               --------

               A-1 Restated Articles of Incorporation of Alliant Energy, as amended (incorporated by reference to Exhibit 3.2 to Alliant Energy's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, File No. 1-9894).

               A-2 Form of Articles of Amendment to Restated Articles of Incorporation of Alliant Energy (previously filed).

               B-1 Forms of Notice of Annual Meeting, Proxy Statement and Proxy Card (incorporated by reference to Schedule 14A/Preliminary Proxy Statement, to be filed on March 12, 2004, in File No. 1-9894).

               C    None

               D    None.

               E    None.

               F    Opinion of Counsel (filed herewith).

------------------------

4    As noted in Item 1 above, at March 31, 2004, Alliant Energy's consolidated capitalization consisted of 47.8% common equity, 4.9% preferred stock, 43.1% long-term debt (including variable rate demand bonds classified as current), and 4.2% short-term debt (including current maturities of long-term debt), versus 36.3% common equity, 2.6% preferred stock, 51.2% long-term debt (including variable rate demand bonds classified as current), and 9.9% short-term debt (including current maturities of long-term debt) at September 30, 2001 (the end of the quarter immediately preceding the October 3, 2001 order).
5    With regard to Rule 53(b)(3), as previously indicated, Alliant Energy's investments in EWGs and FUCOs contributed positively to income in 2003.

               G    Proposed Form of Federal Register Notice (previously filed).


          B.   FINANCIAL STATEMENTS.
               --------------------

               1.1 Balance Sheet of Alliant Energy and consolidated subsidiaries, as of December 31, 2003 (incorporated by reference to the Annual Report on Form 10-K of Alliant Energy for the year ended December 31, 2003) (File No. 1-9894).

               1.2 Statement of Income of Alliant Energy and consolidated subsidiaries for the twelve months ended December 31, 2003 (incorporated by reference to the Annual Report on Form 10-K of Alliant Energy for the year ended December 31, 2003) (File No. 1-9894).

               1.3 Balance Sheet of Alliant Energy and consolidated subsidiaries, as of March 31, 2004 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the period ended March 31, 2004) (File No. 1-9894).

               1.4 Statement of Income of Alliant Energy and consolidated subsidiaries for the three months ended March 31, 2004 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the period ended March 31, 2004) (File No. 1-9894).

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

         The matters that are the subject of this Application/Declaration do not involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of Alliant Energy that will have an impact on the environment. Alliant Energy is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.



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


                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this amended Application/Declaration filed herein to be signed on its behalf by the undersigned thereunto duly authorized.

                                            ALLIANT ENERGY CORPORATION


                                            By: /s/ F.J. Buri
                                                -------------------------
                                            Name:   F.J. Buri
                                            Title:  Corporate Secretary

Date:    May 25, 2004